SSgA Funds David James, Secretary and Chief Legal Officer 4 Copley Place 100 Huntington Avenue Boston, MA 02116 (617) 662-1742 djames@statestreet.com

June 24, 2014

VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

RE:	SSgA Funds – SEC File No. 33-19229 and 811-0540 (the “Registrant”)

Dear Mr. Parachkevov:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the registration statement filed under Rule 485(a) of the Securities Act of 1933, as amended, on Form N-1A (Accession Number: 0001193125-14-160041) with the Securities and Exchange Commission (the “Commission”) on April 25, 2014 (the “Registration Statement Amendment”), to register Classes A, C, I and K to specified series (the “Funds”) of the SSgA Funds (the “Registrant”). The Staff’s comments were conveyed to the Registrant by telephone on June 5, 2014.

Below are the Staff’s comments on the Registration Statement Amendment and the Registrant’s responses thereto.

Prospectus Comments

1.	As it relates to the SSgA Clarion Real Estate Fund (and any other Fund, as applicable), please confirm whether SSgA Funds Management, Inc. (“SSgA FM”) is entitled to recoup any waived management fees or reimbursed expenses under the Waiver and Reimbursement Agreement. If yes, please add the appropriate disclosure to the prospectus.

Response: The Registrant confirms that SSgA FM does not have any rights under the May 1, 2014 SSgA Funds Waiver and Reimbursement Agreement to recoup any waived management fees or reimbursed expenses for any of the Funds.

2.	The Staff notes that securities lending is listed as a common investment strategy for the Funds. However, the SSgA Clarion Real Estate Fund does not include a principal risk related to securities lending. Please confirm whether any Fund engages in securities lending as a principal investment strategy and, if yes, please add the appropriate strategy and risk disclosures.

Response: The Registrant confirms that the SSgA Clarion Real Estate Fund does not engage in securities lending as a principal strategy.

3.	The Staff notes that the effective management fee paid reflecting SSgA FM’s fee waivers and/or expense reimbursements on page 8 of the SSgA Clarion Real Estate Fund prospectus doesn’t match the fee table and footnote disclosure on page 1 of the prospectus. Please update the disclosure to reflect the actual fee waivers and/or expense reimbursements.

Response: The Registrant will update the disclosure accordingly.

4.	The Staff notes that Class A is subject to a contingent deferred sales charge (“CDSC”) of 1.00% for redemptions made within 18 months after purchase where no initial sales charge was paid at the time of purchase as part of an investment of $1,000,000 or more. Please add this CDSC disclosure to the prospectus section entitled “Purchasing Shares: Choosing a Share Class” for each Fund that offers Class A.

Response: The Registrant will add the requested disclosure.

5.	The Staff notes that the table describing the Classes in the section of the prospectus entitled “Purchasing Shares: Choosing a Share Class” should include disclosure stating the maximum sales charges (e.g., front-end or CDSC) for each Class as well as any breakpoint information for each Fund that offers a Class with a sales charge.

Response: The Registrant will add the requested disclosure.

6.	For each Fund that offers Class C, the Staff requests that Registrant add disclosure detailing how the CDSC applicable to Class C shares is calculated.

Response: The Registrant confirms that this disclosure is in the Registration Statement Amendment.

7.	The Staff requests that the Registrant add disclosure to each Fund’s prospectus detailing the tax implications of exchanging shares.

Response: The Registrant will add the requested disclosure.

8.	As it relates to the SSgA High Yield Bond Fund and SSgA Dynamic Small Cap Fund, the Staff notes that the Funds have a portfolio turnover rate of 112% or 147%, respectively, and requests that the Registrant add active trading risk as a principal risk.

Response: The Registrant will add the requested disclosure.

9.	As it relates to the SSgA High Yield Bond Fund, the Staff notes that the prospectus contains disclosure “that the duration of the fund (that is, sensitivity to changes in interest rates) is monitored against the benchmark.” The Staff requests that the Registrant provide an example of duration in the prospectus and state whether the Fund has a specific policy with respect to duration as it relates to the monitoring. If a specific duration is being targeted, please disclose accordingly.

Response: The Registrant will add the requested disclosure.

10.	With respect to each Fund that invests in derivatives as a principal investment strategy, the Staff requests that the Registrant revise the strategy disclosure to identify the types of derivatives that the Fund will invest in and the related principal risks for each of the identified derivative types.

Response: The Registrant believes that its current disclosure related to investments in derivatives is appropriate.

11.	As it relates to the SSgA High Yield Bond Fund, the Staff notes that the Fund may invest in zero coupon and payment-in-kind securities. These securities types expose investors to risks such as increased volatility, uncertainty related to the source of funding, and difficulties in valuing the securities. Please add additional principal risks for investments in zero coupon and payment-in-kind securities.

Response: The Registrant will add the requested disclosure.

12.	As it relates to the SSgA Dynamic Small Cap Fund, the Staff notes that the footnote to the acquired fund fees and expenses (“AFFE”) line-item of the Fund’s Fees and Expenses Table is not consistent Instruction 3(f)(vii) of Item 3 of Form N-1A. Please modify the footnote in accordance with this instruction.

Response: The Registrant will adjust this disclosure during the annual update in 2014.

13.	As it relates to the SSgA Dynamic Small Cap Fund, please confirm whether SSgA FM has established a specific capitalization range. If yes, please disclose the range. Additionally, the Staff requests that the Fund define “small-cap” in the prospectus.

Response: The Registrant will add the following disclosure to the “Principal Investment Strategies” section of the prospectus:

The fund generally considers small cap companies to be companies with the capitalizations that, at the time of purchase, are within the range of the companies included in the Russell 2000® Index. As of December 31, 2013, the market capitalization range of the Russell 2000® Index was between $30 million and $5.3 billion.

14.	As it relates to the SSgA Dynamic Small Cap Fund, the Staff notes that the Fund may invest in exchange traded funds (“ETF”) and that AFFE line-item in the Fund’s Fees and Expense Table reflects the investment in other funds. If the AFFE line-item is included because of the Fund’s investment in ETFs, please add a principal risk related to investments in ETF.

Response: The Registrant confirms that investments in ETFs are not a principal strategy for the SSgA Dynamic Small Cap Fund.

15.	To the extent that any Fund concentrates in any particular sector, please add sector risk to the principal risks for the Fund.

Response: The Registrant confirms that the only fund covered by the amendment that concentrates in any industry is the SSgA Clarion Real Estate Fund and that it believes its disclosure regarding the risks of investing in real estate securities is appropriate in light of the manner in which the fund is managed.

16.	As it relates to the SSgA IAM SHARES Fund, the Staff notes that the Fund will invest at least 80% of its net assets (plus borrowings, if any) in equity securities of companies that (1) have entered into collective bargaining agreements with the International Association of Machinist and Aerospace Workers (“IAMAW”) or (2) are listed in the S&P 500 Index, and have not been identified by the IAMAW or affiliated labor unions as having non-union sentiment. Please explain what “having non-union sentiment” means as it relates to the Fund’s 80% name test.

Response: The Registrant confirms that IAMAW delivers information to SSgA FM regarding which companies are considered “having non-union sentiment”.

17.	As it relates to the SSgA IAM SHARES Fund, the Staff notes that the Fund discloses in its “Principal Investment Strategies” section of the prospectus that “The fund seeks a high correlation with, but does not anticipate fully replicating, the returns of the S&P 500 Index.” Please add disclosure that explains that the imperfect correlation is a result of the Fund investing in a sub-set of the S&P 500 Index.

Response: The Registrant notes that SSgA IAM SHARES Fund will not be included in the upcoming Registration Statement amendment and the Registrant will add the requested disclosure during the 2014 annual update.

18.	As it relates to the SSgA Emerging Markets Fund, the Staff notes that the Fund discloses in the “Principal Investment Strategies” section of the prospectus that “[t]he fund will invest at least 80% of its net assets (plus borrowings, if any) in equity securities issued by companies domiciled or doing a substantial portion of their business in countries determined by the fund’s adviser to have a developing or emerging economy or securities market.” Please explain how SSgA FM determines whether a company is “doing a substantial portion of their business” in a country.

Response: The fund considers a company to be doing a substantial portion of its business in countries determined by the fund’s adviser to have a developing or emerging economy or securities market if the company (i) has at least 50% of its assets in one or more such countries; or (ii) derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services provided in one or more such countries.

19.	As it relates to the SSgA Emerging Markets Fund, to the extent that the Fund invests in a particular capitalization range, please add disclosure related to anticipated capitalization range. Additionally, please add small-cap and mid-cap risks to the principal risks for the Fund.

Response: The Registrant confirms that the Fund does not target a specific capitalization range. The Registrant will add small-cap and mid-cap risk disclosures.

20.	As it relates to the SSgA Emerging Markets Fund, the Staff notes that the Fund discloses, as part of its principal investment strategies that it may invest in structured equity notes. Please add structured equity notes risk to the principal risks.

Response: The Registrant has added structured notes risk in response to this comment.

21.

As it relates to the SSgA International Stock Selection Fund, the Staff notes that the Fund discloses in the “Principal Investment Strategies” section of the prospectus that the Fund “will invest at least 80%

of its net assets (plus borrowings, if any) in equity securities issued by companies in the countries and industries represented in the MSCI EAFE Index, the fund’s benchmark.” The Staff requests that the Registrant confirm whether there is a meaningful distinction between “countries” and “industries” and, if there is, to add the relevant disclosure to the prospectus.

Response: The Registrant confirms that “countries” is the first criteria for the application of the 80% investment policy for the SSgA International Stock Selection Fund. Additionally, the provider of the MSCI EAFE Index publishes information regarding the countries and industries included in the Index, which the Registrant uses for purposes of its 80% investment policy.

22.	In accordance with Item 10(a)(2) in Form N-1A, please provide the business experience for the past 5-years for each portfolio manager.

Response: The Registrant will add the requested disclosure.

Statement of Additional Information Comments

23.	As it relates to the SSgA High Yield Bond Fund, the Staff notes that the Fund discloses in the “Descriptions of Investments and Risks” section of the Statement of Additional Information (“SAI”), that the Fund may enter into a credit default swap (“CDS”) or a total return swap. The Staff requests that the Registrant confirm that when the Fund sells a CDS, the Fund is covering (e.g., earmarking liquid assets in accordance with SEC’s rules and regulations) the notional value of the CDS.

Response: The Registrant confirms that the Fund covers the notional value of any credit default swaps (less any collateral on deposit) in which it is selling credit protection to the extent required by applicable law.

24.	Please disclose the identity of the Registrant’s Chief Legal Officer in the Officer table in the SAI.

Response: The Registrant will add the requested disclosure.

Please contact me at (617) 662-1742 or djames@statestreet.com if you have any questions.

Sincerely,

/s/ David James
David James

EXHIBIT

June 24, 2014

VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

RE:	SSgA Funds – SEC File No. 33-19229 and 811-0540 (the “Registrant”)

Dear Mr. Parachkevov:

In connection with the applicable Filing, SSgA Funds hereby acknowledges that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure in its Filing;

•	comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Filings reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Filings; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the foregoing is responsive to your request made on June 5, 2014. Please do not hesitate to contact the undersigned at (617) 662-1742 if you have any questions concerning the foregoing.

Very truly yours,

/s/ David James
David James